Northern Oil and Gas, Inc.

315 Manitoba Avenue, Suite 200

Wayzata, Minnesota 55391

July 22, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Oil and Gas, Inc. (the “Company”)

Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 10, 2015 (the “Registration Statement”)

Ladies and Gentlemen:

The Company is providing this letter to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement referenced above relating to the offer (the “Exchange Offer”) to exchange the Company’s $200,000,000 aggregate principal amount of 8.000% Senior Notes due 2020 (the “Exchange Notes”) that will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all outstanding unregistered 8.000% Senior Notes due 2020 (the “Outstanding Notes”).

We hereby inform the Staff that we are registering the Exchange Offer in reliance on the Staff position enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”); the Morgan Stanley & Co., Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and the Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection therewith, we represent as follows:

1. We have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer, and to the best of our information and belief, each entity participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2. In this regard, we will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing Exchange Notes, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3. We acknowledge that such a secondary resale transaction by a person participating in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. We will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman & Sterling Letter) in connection with any resale of such Exchange Notes.

5. We will include in the letter of transmittal language to the effect that:

a. If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

b. If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that (i) it has not entered into any agreement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes and (ii) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer (and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act).

6. We have not, nor has any affiliate of the Company, entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the Exchange Notes.

7. We confirm our understanding of the Staff’s position that each exchange offeree that is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer provided that (i) it has not entered into any agreement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes and (ii) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer (and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act).

If you have any questions regarding the foregoing please contact Dawn Holicky Pruitt of Faegre Baker Daniels LLP, counsel to the Company, by telephone at (612) 766-7103 or by email at dawn.pruitt@FaegreBD.com.

Sincerely,

NORTHERN OIL AND GAS, INC.

By:	/s/ Thomas Stoelk
Thomas Stoelk
Chief Financial Officer